Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
(dollars in 000’s)	2008	2007	2008	2007	2007	2006	2005	2004	2003
Earnings	($235,620)	($515,782)	($94,004)	($233,616)	($688,767)	$405,396	$858,443	$675,748	$389,940

Fixed Charges	$50,367	$53,590	$17,030	$17,714	$70,529	$80,915	$67,459	$43,011	$43,977

(Loss) Earnings to Fixed Charges	(4.68)	(9.62)	(5.52)	(13.19)	(9.77)	5.01	12.73	15.71	8.87

(Loss) Earnings:

Pretax (Loss) Earnings from Continuing Operations	(295,740)	(566,023)	(116,974)	(251,314)	(756,464)	333,137	808,763	636,914	348,223

Add: Fixed Charges	50,367	53,590	17,030	17,714	70,529	80,915	67,459	43,011	43,977
Less: Capitalized Interest	(32,666)	(43,320)	(3,749)	(14,444)	(57,791)	(58,141)	(51,872)	(32,879)	(26,779)
Add: Amortization of Previously Capitalized Interest	42,419	39,971	9,689	14,428	54,959	49,485	34,093	28,702	24,519

Total (Loss) Earnings	(235,620)	(515,782)	(94,004)	(233,616)	(688,767)	405,396	858,443	675,748	389,940

Fixed Charges:

Homebuilding and corporate interest expense	10,726	-	10,726	-	-	-	-	-	-
Mortgage lending interest expense	49	1,353	259	343	1,581	8,816	3,850	1,946	1,967
Interest component of rent expense	3,375	5,923	1,114	1,875	7,109	9,852	7,369	5,462	3,897
Amortization and expensing of debt expenses (1)	3,551	2,994	1,182	1,052	4,048	4,106	4,368	2,724	11,334
Capitalized interest	32,666	43,320	3,749	14,444	57,791	58,141	51,872	32,879	26,779

Total Fixed Charges	50,367	53,590	17,030	17,714	70,529	80,915	67,459	43,011	43,977

(1)	2003 includes $9,315 of expenses related to debt redemption.